Katherine P. Ellis Senior Vice President and General Counsel (713) 849-6451 (713) 849-8977 - Fax

November 12, 2008

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attention:	Terence O’Brien,

Accounting Branch Chief

Tracey Houser

Staff Accountant

Re:	NATCO Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007 (Filed March 17, 2008)

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

File No. 1-15603

Ladies and Gentlemen:

We are writing on behalf of NATCO Group Inc. (the “Company”) in response to the letter dated October 28, 2008 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 and Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008. We note the Staff’s request for a response from the Company within 10 business days.

The Company is in the process of preparing its written response to the staff and currently anticipates that the response will be delivered to the Staff on or prior to November 19, 2008. We respectfully request an extension of the date to file a response until such time.

If you have questions concerning our request, please feel free to call the undersigned at (713) 849-6451 or Clayton A. Platt, Senior Counsel, at (713) 895-4392.

Very truly yours,

/s/ Katherine P. Ellis

cc:	Clayton A. Platt

Eric Johnson, Locke, Liddell, Bissell & Sapp LLP

Stephen Dabney, KPMG LLP

NATCO Group Inc.	11210 Equity Drive, Suite 100 Houston, Texas 77041	Tel: (713) 849-6451 Fax: (713) 849-8973 www.natcogroup.com